EXHIBIT 4.2

PRESS RELEASE

Date: October 26, 2001

CONTACTS:

           David R. Alvord                    Jack H. Webb
           Chairman & CEO                     President
           Alliance Financial Corporation     Alliance Financial Corporation
           {607} 758-1201                     {315} 475-2100

                         Alliance Financial Corporation
                    Adopts Shareholder Protection Rights Plan

CORTLAND, NEW YORK; ONEIDA, NEW YORK {OCTOBER 26, 2001} Alliance Financial Corporation (NASDAQ: ALNC) announced today that its Board of Directors has adopted a shareholder protection rights plan to help protect the Company's shareholders against hostile takeover attempts that are coercive or unfair.

A shareholder protection rights plan is a dividend of rights to existing shareholders to acquire stock of a company and is designed to protect the company and its shareholders against abusive takeover attempts and tactics. In essence, the rights plan operates to dilute the interests of an entity attempting to take control of the company if the attempt is not deemed by the Board of Directors to be in the best interests of the shareholders. If the Board of Directors of the company has determined that the offer is in the best interests of the shareholders, the rights may be redeemed for nominal value, allowing the entity to acquire control of the company.

"The  implementation  of a  shareholder  rights  plan will  enable  the Board of
Directors, on behalf of Alliance's shareholders, to maximize long-term shareholder value by providing a vehicle by which the Board will be actively involved in negotiating any potential acquisition," stated David R. Alvord. "The rights plan was not adopted in response to any identified takeover overture or threat, but is simply intended to provide time and flexibility that is essential in obtaining the best potential return for our shareholders."

Under the plan adopted by the Board of Directors, Series A Junior Participating Preferred Stock purchase Rights will be distributed as of the close of business on October 29, 2001 to shareholders of record as of that date. The Rights will initially trade with the Common Stock, and will be exercisable and trade separately from the


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Common  Stock  only if a person  or group  acquires  or  announces  a tender  or exchange offer that would result in such person or group owning 20 percent or more of the Common Stock of the Company. In the event the person or group acquires a 20 percent Common Stock position, the Rights allow other holders to purchase stock of the Company at a discount to market value. The Company will generally be entitled to redeem the Rights at $.001 per Right at any time prior to the 10th day after a person or group has acquired a 20 percent Common Stock position. The Rights will expire on October 29, 2011 unless earlier redeemed or exchanged.

The issuance of the Rights is not a taxable event, will not affect Alliance's reported financial condition or results of operations (including earnings per share) and will not change the way in which Alliance's Common Stock is currently traded. Further information regarding the rights plan and a summary of the Rights will be mailed to shareholders in the near future.

Alliance Financial Corporation is an independent bank holding company with one subsidiary, Alliance Bank, N.A., that provides banking, trust and investment services through 20 community branch locations in Cortland, Madison, Oneida, Onondaga and Broome counties.

This press release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Alliance Financial Corporation. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) an increase in competitive pressure in the banking industry; (2) changes in the interest rate environment reduce margins; (3) changes in the regulatory environment; (4) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (5) changes in business conditions and inflation; (6) changes in the securities markets; (7) changes occur in technology used in the banking business; (8) the new Syracuse area branches do not attract the expected loan and deposit customers; (9) the ability to maintain and increase market share and control expenses; and (10) other factors detailed from time to time in the Company's SEC filings.